U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2006

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2006, and (3) delinquent participant contributions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic 2006 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

As discussed in Note 2 of the financial statements, in 2006 the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and American Institute of Certified Public Accountants Statement of Position No. 94-4-1 for the year ended December 31, 2006 and, retrospectively, adjusted the 2005 financial statements for the change.

DELOITTE & TOUCHE LLP

Stamford, CT
July 13, 2007

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund	$67,971,072	$68,605,793
Huttig Stock Fund	643,294	1,263,255
Jennison Growth Fund Z	33,908,269	35,306,699
Lord Abbett Mid-Cap Value Fund A	18,326,264	18,063,938
American Balanced Fund A	22,001,723	20,070,420
Jennison Small Company Fund Z	9,100,732	7,064,596
MFS Mid-Cap Growth Fund A	9,646,729	9,011,829
Templeton Foreign Fund A	15,662,903	13,146,666
Stable Value Fund	66,108,230	62,420,727
Eaton Vance Large Cap Value Fund A	34,042,906	26,132,782
Dryden S&P 500 Index Fund AIM Capital Development Fund A	16,911,113 389,472	15,933,130 —
Loan Fund	7,796,715	7,770,719

Total investments	302,509,422	284,790,554

RECEIVABLES:
Company contributions	231,808	275,907
Employee contributions and loan payments	777,816	1,083,631

Total receivables	1,009,624	1,359,538

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	303,519,046	286,150,092

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	950,489	862,359

ASSETS AVAILABLE FOR BENEFITS	$304,469,535	$287,012,451

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Contributions:
Employee	$18,887,186	$17,956,298
Company	5,825,552	5,935,823

Total contributions	24,712,738	23,892,121

Investment income:
Interest	516,679	418,075
Dividends	2,397,698	2,024,772
Net appreciation in fair value of investments	20,628,379	23,997,994

Net investment income	23,542,756	26,440,841

DEDUCTIONS:
Distributions to participants	(32,039,575)	(26,115,473)
Rollovers and transfers from other plans	1,352,154	16,874,310
Administrative expense	(110,989)	(113,218)

INCREASE IN ASSETS	17,457,084	40,978,581

ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	287,012,451	246,033,870

End of year	$304,469,535	$287,012,451

See notes to financial statements.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements as of and for the years ended December 31, 2006 and 2005

1. DESCRIPTION OF THE PLAN

The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A. General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Plan Amendments The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in the Crane Co. Stock Fund consisting of (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code (the “Code”). Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coinciding with or following their date of hire. The Plan was amended and restated effective December 31, 2002. Effective December 22, 2003, an amendment was made to the Plan to allow any participant who has a fully vested interest in the participant’s account to be permitted to direct the Plan as to the investment of all or any portion of the participant’s account balance attributable to Company Stock and allocated to the Company Matching Contribution Stock Fund or the Crane Co. Stock Fund, or any successor fund. The Plan was amended, effective January 1, 2006, to provide a non-matching Company contribution to participants who are not eligible to participate in the Company-sponsored defined benefit pension plan or the ELDEC money purchase pension plan due to freezing of participation in those plans effective January 1, 2006.

C. Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D. Participation Subject to certain conditions, U.S. employees of Crane Co. whose terms of employment are not subject to a collective bargaining agreement are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

E. Contributions and Funding Policy Participants may elect to contribute to the Plan from one to twenty-five percent of their annual compensation. The contribution limit for highly compensated employees, defined as those whose earnings equal or exceed $95,000 ($100,000 effective for 2006), is limited to ten percent. Participants who have attained age 50 before the close of the Plan year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant’s deferred savings, which matching contributions are invested in the Crane Co. Stock Fund. In accordance with the Code, participant pretax contributions could not exceed $15,000 in 2006 and $14,000 in 2005. In addition, employees meeting certain eligibility requirements who are not eligible to participate in the Company-sponsored defined benefit pension plan or the ELDEC money purchase pension plan due to freezing of participation in those plans effective January 1, 2006 will accrue a non-matching Company contribution equal to 2% of the employee’s annual compensation, subject to certain exclusions. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F. Investments Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Crane Co. Stock Fund. The Plan currently offers mutual funds, a pooled separate account and a common collective trust as investment options for participants.

G. Expenses Plan administrative expenses (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Company. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

H. Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

I. Vesting Employee contributions are 100% vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J. Forfeited Accounts At December 31, 2006 and 2005, forfeited nonvested accounts totaled $715,745 and $541,164, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $223,166 and $12,558, respectively, from forfeited nonvested accounts.

K. Distributions Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

L. Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

On January 3, 2005 the assets from the P.L. Porter 401(k) Plan (“Porter”) merged into the Plan. The total assets transferred were $16,121,842. The funds existing in the Porter plan were transferred to the comparable investment options of the Plan.

M. Participant Loans Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

A. Basis of Accounting The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B. Investment Valuation The Plan’s investments are recorded at fair value. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Stable Value Fund is a common collective trust fund administered by Wells Fargo Bank, N.A. (the “Bank”). The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions. The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective company’s common stock. Participant loans are valued at outstanding loan balance, which approximates fair value.

C. Investment Transactions and Income Recognition Investment transactions are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance.

D. Payment of Benefits Benefit payments are recorded when paid.

E. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

F. Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

G. Adoption of New Accounting Guidance The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAG INV-1 and American Institute of Certified Public Accountants Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of assets available for benefits at December 31, 2005.

3. INVESTMENTS

The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2006 and 2005:

	December 31, 2006		December 31, 2005
	Shares/Units	Market Value	Shares/Units	Market Value
Crane Co. Stock Fund*	1,855,106	$67,971,072	1,945,160	$68,605,793
Jennison Growth Fund Z	2,002,851	33,908,269	2,121,797	35,306,699
Lord Abbett Mid-Cap Value Fund A	818,137	18,326,264	806,066	18,063,938
American Balanced Fund A	1,156,768	22,001,723	1,126,286	20,070,420
Stable Value Fund	1,730,722	66,108,230	1,702,957	62,420,727
Eaton Vance Large Cap Value Fund A	1,618,009	34,042,906	1,418,718	26,132,782
Dryden S&P 500 Index Fund	198,816	16,911,113	216,643	15,933,130
Templeton Foreign Fund A	1,148,307	15,662,903	1,036,803	13,146,666

*	Non-participant directed

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2006	2005
Mutual Funds	$12,640,658	$8,933,658
Common Collective Trust	2,939,968	2,236,751
Common Stocks	2,736,647	12,827,672
Pooled Separate Account	2,311,106	(87)

	$20,628,379	$23,997,994

4. NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the Crane Co. Stock Fund is considered a nonparticipant-directed investment for the Plan. Information about the net assets and the significant components of the changes in assets relating to this investment are as follows:

	December 31,
	2006	2005
Assets:
Common stock	$53,744,461	$53,673,891

	Year ended December 31, 2006	Year ended December 31, 2005
Changes in assets:
Contributions	$6,113,928	$5,599,648
Dividends	810,071	702,058
Net appreciation	2,337,673	10,081,345
Benefits paid to participants	645,292	557,516
Transfers to participant-directed investments	4,059,349	3,152,401

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and pooled separate accounts managed by Prudential Financial. Prudential Financial is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2006 and 2005 were $59,920,114 and $58,304,425, respectively. These funds earned net investment income of $4,028,264 and $6,062,106 for the years ended December 31, 2006 and 2005, respectively. Fees incurred for investment management services, if any, were paid by the Plan.

At December 31, 2006 and 2005, the Plan held 1,855,106 and 1,945,160 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $46,818,414 and $44,098,084, respectively, and fair value of $67,971,072 and $68,605,793, respectively. During the year ended December 31, 2006 and 2005, the Plan recorded dividend income of $4,231,127 and $14,112,363, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

6. PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. SUBSEQUENT EVENTS

In December 2006, the Telequip Corporation and Noble Composites, Inc. 401(K) Plans (the “Merged Plans”) were amended so that effective as of January 1, 2007, the Plans were merged into the Amended and Restated Crane Co. Savings and Investment Plan (“Savings Plan”). The assets in the trusts of the Merged Plans were merged into the trust fund under the Savings Plan following the effective date of the merger. Benefits accrued by participants from and after the effective date of the merger are subject to and in accordance with the provisions of the Savings Plan.

9. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted 2006 participant contributions in the aggregate amount of $499,498 to the Trustee in 2007 later than required by the Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis or otherwise in accordance with applicable correction procedures.

10. VOLUNTARY COMPLIANCE RESOLUTION

The Company will be filing an application for a compliance statement from the IRS under the Voluntary Compliance Resolution program. The compliance statement will be sought with respect to the correction of certain participant loan arrangements that defaulted in 2005 and 2006 under applicable regulatory requirements due to late payments and which would be considered deemed distributions if not corrected.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$304,469,535	$287,012,451
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	950,489	—

Net assets available for benefits per the Form 5500	$303,519,046	$287,012,451

For the year ended December 31, 2006, the following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$17,457,084
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	950,489

Net income per Form 5500	$16,506,595

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H , PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2006

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
* Crane Co. Stock Fund	Common Stock Fund	$46,818,414	$67,971,072
Huttig Stock Fund	Common Stock Fund	**	643,294
* Jennison Growth Fund Z	Registered Investment Co.	**	33,908,269
Lord Abbett Mid Cap Value Fund A	Registered Investment Co.	**	18,326,264
American Balanced Fund A	Registered Investment Co.	**	22,001,723
* Jennison Small Company Fund Z	Registered Investment Co.	**	9,100,732
MFS Mid-Cap Growth Fund A	Registered Investment Co.	**	9,646,729
Templeton Foreign Fund A	Registered Investment Co.	**	15,662,903
Stable Value Fund	Common Collective Trust	**	66,108,230
Eaton Vance Large Cap Value Fund A	Registered Investment Co.	**	34,042,906
* Dryden S&P 500 Index Fund	Pooled Separate Account	**	16,911,113
AIM Capital Development Fund A	Registered Investment Co.	**	389,472
* Loans to Various Participants Loans have interest rates ranging from 5.00% to 11.50% and mature in 2007 through 2026 (1,382 loans outstanding).	—	—	7,796,715

			$302,509,422

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2006

(a) Identity of party involved	(b) Description of asset		(c) Purchase Price	(d) Selling Price	(e) # of Transactions	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Prudential Investments	Crane Co. Stock	*		$13,590,614	180	$—	$8,224,358	$13,590,614	$5,366,256
Prudential Investments	Crane Co. Stock	*	$9,788,953		73	$—	$9,788,953	$9,788,953

*	Represents a party-in-interest

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102, “ was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
		Employee Contributions Funded Late for Pay Periods Ended:
		Funded on 1/26/07:
Crane Co.	Employer	12/31/2006	$60,232.35
Crane Co.	Employer	12/24/2006	114,028.13
Crane Co.	Employer	12/25/2006	2,426.23
		Funded on 2/6/2007:
Crane Co.	Employer	12/31/2006	56,274.99
Crane Co.	Employer	12/24/2006	21,868.49
		Funded on 2/7/2007:
Crane Co.	Employer	11/30/2006	16,979.79
		Funded on 3/5/2007:
Crane Co.	Employer	12/31/2006	13,333.34
		Employer Match Funded Late for Pay Periods Ended:
		Funded on 1/26/07:
Crane Co.	Employer	12/31/2006	20,785.87
Crane Co.	Employer	12/24/2006	39,142.86
Crane Co.	Employer	12/25/2006	989.16
		Funded on 2/6/2007:
Crane Co.	Employer	12/31/2006	21,270.31
Crane Co.	Employer	12/24/2006	5,084.60
		Funded on 2/7/2007:
Crane Co.	Employer	12/31/2006	39,662.31
		Funded on 3/5/2007:
Crane Co.	Employer	5/4/2006	2,015.64
Crane Co.	Employer	3/23/2006	2,427.14
		Employee Loan Payment Withholdings Funded Late for Pay Periods Ended:
		Funded on 1/26/07:
Crane Co.	Employer	12/25 - 31/2006	33,144.40
		Funded on 2/6/2007:
Crane Co.	Employer	12/24 - 31/2006	49,831.91

			$499,497.52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ J. Robert Vipond
J. Robert Vipond
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

July 13, 2007